January 8, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Abe Friedman/ Ms. Angela Lumley/ Ms. Rucha Pandit

Re:	Callan JMB Inc.
Amendment No. 3 to Registration Statement on Form S-1 Submitted December 17, 2024
File No. 333-282879

Dear Mr. Friedman, Ms. Lumley and Ms. Pandit:

On behalf of Callan JMB Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 19, 2024, with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 as noted above.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 4 to the Registration Statement submitted concurrently with the submission of this letter in response to the Staff’s comment.

Amendment No. 3 to Registration Statement on Form S-1

Item 16. Exhibits

23.1 Consent of Rosenberg Rich Baker Berman, P.A., page II-3

1. Please revise to file a consent that includes the signature of your independent auditor.

In response to the Staff’s comment, the Company is filing with Amendment No. 4 to the Registration Statement a signed consent of its auditor, Rosenberg Rich Baker Berman, P. A., as Exhibit 23.1.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

We trust that the above is responsive to your comment.

In addition to our response to the Staff’s comment, since we are now in calendar year 2025, the Company has revised the Executive Compensation table on page 57 of Amendment No. 4 to the Registration Statement to include compensation data for calendar years 2024 and 2023.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-4433.

Sincerely,

/s/Barry P. Biggar
Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

Cc:	Wayne Williams
Chief Executive Officer
Callan JMB Inc.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T

(212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW